HOLLAND  &   HART
                                               David G. Angerbauer
                                               Phone (801) 595-7808
                                               Fax (801) 364-9124
                                               dangerbauer@hollandhart.com
                                               41564.0001

September 2, 2005


Ms. Elaine Wolff
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Broadcast International, Inc.
     Form S-3
      Filed June 10, 2005, amended June 10, 2005
      File No. 333-125710

      Form 10-KSB/A for the year ended December 31, 2004
      Filed April 27, 2005
      File No. 0-13316

      Form 10-QSB for the quarter ended March 31, 2005
      Filed May 16, 2005
      File No. 0-13316

Dear Ms. Wolff:

This letter is submitted on behalf of Broadcast International, Inc. ("Broadcast International" or the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-3 (filed on June 10, 2005, amended June 10, 2005, File No. 333-125710), the Company's Form 10-KSB/A for the year ended December 31, 2004 (filed on April 27, 2005, File No. 0-13316) and the Company's Form 10-QSB for the quarter ended March 31, 2005 (filed on May 16, 2005, File No. 0-13316), as set forth in your letter to Rodney M. Tiede, dated July 8, 2005.

For your convenience, we have restated your comments in full and have numbered our responses to match the numbering of the comments and headings used in your letter. A capitalized term used in this letter that is not defined herein will have the same meaning as given in the Form S-3 filed on June 10, 2005, the Form 10-KSB/A filed on April 27, 2005 or the Form 10-QSB filed on May 16, 2005.

HOLLAND  &   HART                                        Ms. Elaine Wolfe
                                                         September 2, 2005
                                                         Page 2


Please note that the Registration Statement and prospectus have been revised significantly. Originally, the Company anticipated registering secondary reoffer transactions pursuant to General Instructions I.B.3 of Form S-3.
Based upon our review and analysis of the proposed transactions, the Company has now determined to offer its securities pursuant to General Instructions I.B.4 of Form S-3. As an OTC bulletin board company, Broadcast International is not eligible for secondary transactions under General Instructions I.B.3 of Form S-3, but is eligible for a primary offering under General Instructions I.B.4 of Form S-3. Accordingly, we have made the necessary modifications to the prospectus and have eliminated all selling shareholder information.

Please also note that, with respect to certain accounting comments, the Company submitted a pre-filing clearance with the Office of the Chief Accountant of the Commission (File No. 0-13316) dated June 29, 2004, a copy of which is attached hereto as Exhibit 2. The Company discussed the various matters contemplated by Exhibit 2 with the Chief Accountant's Office and then resubmitted the pre-filing clearance by letter dated September 21, 2004, a copy of which is attached hereto as Exhibit 1. Subsequent to September 21, 2004, the Office of the Chief Accountant contacted the Company and acknowledged receipt of the submission and indicated it would contact the Company if there were any further questions or comments. To date, the Company has received no further contact from the Chief Accountant's Office. Exhibits 1 and 2 address many of the accounting comments, as indicated below.


Form S-3
--------

General
-------

      1. Please revise Part I of your prospectus to include all the information required by Item 510 of Regulation S-B. In this regard, we note your disclosure in Part II.

      Response:

      We have included the requested information required by Item 510 of Regulation S-B.

Cover Page
----------

      2. The cover page should contain only information required by Item 501 of Regulation S-B or that is key information. In this connection we note the last sentence of the last paragraph which contains references to Exchange Act rules and regulations, the import of which is not apparent and could be better explained in the Plan of Distribution section.

HOLLAND  &   HART                                        Ms. Elaine Wolff
                                                         September 2, 2005
                                                         Page 3


      Response:

      We have complied with your request and revised the cover page accordingly.

      3. Please highlight the cross-reference to your risk factors section by prominent type or in another manner. See Item 501(a)(5) of Regulation S-B.

      Response:

      We have highlighted the risk factor cross-reference in accordance with your request.

      4. We note your use here and throughout the prospectus of the term "Company" to refer to Broadcast International Inc. The term "Company" is a vague, abstract term. Rather than use plain vanilla "Company" to refer to your company, please revise to use your actual company name or a shortened version of it.

      Response:

      The term "Company" has been replaced throughout the prospectus with the term "Broadcast International."

      5. On the cover page and throughout the document, please eliminate the use of defined terms like those in parentheses and quotation marks. In this connection we note the definition of Company and Selling Shareholders. These terms appear to be clear from the context of the document the first time they are used.

      Response:

      We have removed all defined terms.

Available Information, page 2
-----------------------------

      6. Please move this information so that it appears elsewhere in the prospectus after the risk factors. The forepart of the prospectus should only include the cover page, a brief summary and the risk factors.

      Response:

      The "Available Information" and "Incorporation of Certain Documents by Reference" sections have been moved to the end of Part I of the prospectus. We have renamed the "Available Information" section.

      7. Please revise to note that the public reference room has relocated to Room 1580, 100 F Street N.E., Washington, D.C. 20549.

HOLLAND  &   HART                                        Ms. Elaine Wolff
                                                         September 2, 2005
                                                         Page 4


      Response:

      The new address for the public reference room has been noted in the prospectus.

Incorporation of Certain Documents by Reference, page 2
-------------------------------------------------------
      8. Please revise to specifically include your Form 8-K filed on July 1, 2005.

      Response:

      We have added the Form 8-K filed on July 1, 2005 to the list of documents incorporated by reference into the prospectus.

Prospectus Summary, page 3
---------------------------

      9. Please revise to clarify the nature of your services. It is not clear from your disclosure exactly what products and services you provide in connection with managing "networks of thousands of video receiving locations for its enterprise clients" and managing a "library of complex compression-decompression algorithm (codec's) in order to optimize streaming and static media." Further, please revise to clarify that you are still in the process of developing CodecSys and when you expect to commence sales of the CodecSys product or license its technology. Finally, it is not clear what you mean by the statement in the third paragraph that you were faced with "last mile issues."

      Response:

      We have revised substantially the summary disclosure regarding Broadcast International's services to conform more closely to other similar disclosures in the Company's periodic reports. We believe the revised disclosure provides greater clarity pursuant to your request.

      10. Please revise so that the meaning of a term is clear from the context. For example, the meanings of the terms "compression-decompression algorithms" and "media compression technology" are not clear.

      Response:

      We have revised the meanings and disclosed the information in more understandable language in accordance with your request.

HOLLAND  &   HART                                        Ms. Elaine Wolff
                                                         September 2, 2005
                                                         Page 5


      11. Please avoid the use of jargon. For example, please revise the use of the term "solution." Its use implies that a problem is being solved when in fact none has been presented. Instead of using the term solution, describe your actual products and services. Please revise throughout your filing as necessary.

      Response:

      We have removed references to the term "solution" in the Prospectus Summary and have more accurately described the Company's products and services.

      12.    Please include the following in your summary:
            .     your auditors have raised substantial doubt about your
                  ability to continue as a going concern;
            .     your securities are penny stock;
            .     you have incurred losses since inception; and
            .     quantify your total accumulated deficit.


      Response:

      We have included the requested information in the Prospectus Summary.

      13. Please revise your summary to include a brief discussion of the Securities Purchase Agreement that you entered into with the institutional funds.

      Response:

      We have included a brief discussion of the Securities Purchase Agreement in the Prospectus Summary.

      14. Please revise to disclose when the institutional funds may convert their notes, warrants and AIRs into shares of your common stock.

      Response:

      We have included the requested disclosure.

      15. We note that Section 3.15 of the Security Purchase Agreement contains negative covenants which will limit Broadcast's ability to create security interests, change management, declare dividends, make loans or incur debt. Please describe these restrictions here, in the Management's Discussion and Analysis, risk factors section and in the description of the terms of the convertible debenture.

HOLLAND  &   HART                                        Ms. Elaine Wolff
                                                         September 2, 2005
                                                         Page 6



      Response:

      We have included disclosure of the required restrictions in the Prospectus Summary and Risk Factors sections of the prospectus.

Risk Factors, page 3
--------------------

      16. Please revise to include a risk factor that discusses the possible dilutive effect the issuance of securities pursuant to the Securities Purchase Agreement will have on your shareholders.

      Response:

      We have included a risk factor in response to your request.

      17. Please revise the introductory paragraph to omit the reference to additional risks that are not described in the prospectus. You must disclose all material risks.

     Response:

     This language has been removed.

     18. Many of your risk factors state that you can provide "no assurance" of certain facts or outcomes. The real risk is not a lack of assurance, but rather that, for example, third parties will claim infringement by you (page 5). Please review all risk factors with this comment in mind and revise to specifically state each risk.

     Response:

     We have revised each risk factor in accordance with your request.

     19. Some of your risk factors appear generic in that they could apply to any issuer in your industry or are presented in a manner that does not show why they are risks to you. Either delete such boilerplate risks or revise both the subtitle and disclosure to address how they specifically apply to you. For example, refer to the risk factor "General Economic and Other Conditions" on page 4.

     Response:

     We have revised the risk factors in accordance with your request.

Competition and Rate of Technological Change, page 4
----------------------------------------------------

     20. Please revise to quantify the number of competitors in each of your product segments.

HOLLAND  &   HART                                        Ms. Elaine Wolff
                                                         September 2, 2005
                                                         Page 7

     Response:

     We have included the requested disclosure.

Funding Requirements, page 4
----------------------------

     21. In order to give depth to your risk factor, please revise to quantify the additional funds needed to continue your planned operations. In this connection, we note your disclosure in your recent 10-QSB that you experienced negative cash flow of approximately $125,000 per month during the year ended December 31, 2004 and your development plan calls for additional expenditures of approximately $100,000 per month to complete your identified development initiatives. We further note your statement that the senior secured convertible note entered as of May 12, 2005 will satisfy your short term liquidity needs.

     Response:

     We have revised the risk factor in accordance with your request.

Reliance of Significant Customers, page 4
------------------------------------------

     22. Please revise to disclose whether you have any contracts with the customers upon which you relied for 53% of your revenues. In this connection, we note from your 10-QSB that your contract with one of your largest customers was set to expire on May 31, 2005 and that you expected revenue from this customer to be significantly reduced beginning June 1, 2005. Please revise to include disclosure with respect to this customer and the percentage of revenues that this customer represented.

     Response:

     We have included the requested disclosure.

Absence of Dividends, page 4
----------------------------

     23. Explain why the fact that you do not intend to pay dividends makes this offering speculative or risky. Alternatively, you may delete this risk factor.

     Response:

     Please see the revised risk factor.

HOLLAND  &   HART                                        Ms. Elaine Wolff
                                                         September 2, 2005
                                                         Page 8

Use of Proceeds, page 7
-----------------------

      24. Please revise to disclose the restrictions on the use of proceeds received under the Securities Purchase Agreement set forth in section 2.1(aa) of that agreement.

      Response:

      We have included the requested disclosure.

Selling Shareholder, page 8
---------------------------

      25. Please revise to provide all the information required by Item 507 of Regulation S-B. For example, we note that you list Stonegate Securities as a selling shareholder, however, you do not provide the corresponding disclosure. Please advise or revise.

      Response:

      We have removed all information regarding selling shareholders. Please note the revisions to the prospectus identified above in the third paragraph of this letter.

      26. Refer to the penultimate sentence in your description of the Streamware Issuances on page 7. Please revise to explain what you mean by "certain technology license agreements were amended to give the Company increased ownership rights to the Company's CodecSys technology." Also, please revise here and throughout to quantify your ownership in CodecSys.

      Response:

      Please see our response to comment number 25 above.

      27. Please revise to identify the natural persons that control each of the selling stockholders. Additionally, please identify any selling shareholder that is a registered broker-dealer or an affiliate of a registered broker-dealer.

      Response:

      Please see our response to comment number 25 above.

      28. If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

HOLLAND  &   HART                                        Ms. Elaine Wolff
                                                         September 2, 2005
                                                         Page 9



      .    how long the selling shareholders have held the securities,
      . the circumstances under which the selling shareholders received the securities,
      .    the selling shareholders' relationship to the issuer,
      .    the amount of securities involved,
      . whether the sellers are in the business of underwriting securities, and
      . whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

      .    the seller purchased in the ordinary course of business and
      . at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

      Response:

      Please see our response to comment number 25 above.

      29. Please revise to provide a discussion of the services Stonegate Securities provided in connection with the sale of the convertible notes.

      Response:

      Please see our response to comment number 25 above.

Description of Company Capital Stock, page 13
---------------------------------------------

      30. Please revise to provide a detailed discussion of the material terms of the Senior Secured Convertible 6% Notes issued to the institutional funds. For example, but not limited to, the payment amounts, payment dates for interest and principal under the indebtedness, and maturity date. Also, provide the material terms of the additional investment rights.

      Response:

      Please refer to the additional disclosure of these notes and additional investment rights in the Prospectus Summary and the Risk Factors sections.

      31. Please revise to provide a detailed discussion of the material terms of the warrants granted to the institutional funds and Stonegate Securities, Inc.

HOLLAND  &   HART                                        Ms. Elaine Wolff
                                                         September 2, 2005
                                                         Page 10


      Response:

      Please see our response to comment number 30 above.

Part II
-------

Item 16.  Exhibits
------------------

      32. Please revise to include all the exhibits required by Item 601 of Regulation S-B. If you are incorporating the exhibits by reference, revise the exhibit table to indicate the file number of the registration statement and the date filed for each exhibit that is incorporated from a previous filing.

      Response:

      We have revised the exhibit list in accordance with your request.

      33. We note that you have filed the agreements relating to the Security Purchase Agreement with your Form 8-K filed on May 16, 2005. We also note that the agreements have not been executed. Please file executed copies.

      Response:

      Executed copies will be filed either with the next Quarterly Report on Form 10-QSB or as an amendment to the previously filed Current Report on Form 8-K.

Form 10-KSB/A for year ended December 31, 2004
-----------------------------------------------

Form 10-KSB
------------

Item 6 - Management's Discussion and Analysis or Plan of Operation
------------------------------------------------------------------

Operating Expenses, page 15
---------------------------

      34. We note that the co-founders of IDI returned approximately 6,098,000 shares of IDI common stock in exchange for certain assets and obligations of the parties of approximately $210K. Please tell us how this transaction was recorded in your financial statements and refer us to the GAAP literature that supports your conclusion.

HOLLAND  &   HART                                        Ms. Elaine Wolff
                                                         September 2, 2005
                                                         Page 11


      Response: The entries to record this transaction were as follows:

                                    Debt            Credit
                                   --------        --------
Payable Due IDI Co-Founders        $210,000
Research and Development Expense                    $210,000

The $210,000 due to the co-founders was part of the $300,000 obligation of Broadcast International included in a promissory note as part of a stock purchase agreement with the co-founders. The stock purchase agreement was not completed due to the less than anticipated value of the IDI technology by way of an arms-length settlement with the co-founders.

Note 1- Organization and Basis of Presentation, page F-7
--------------------------------------------------------

      35. Refer to the reverse acquisition that occurred on October 1, 2003. Advise us how you complied with Item 304 (a)(1) of Regulation S-B as it relates to reporting a change in principal auditors.

      Response: The principal auditor of the SEC reporting legal entity did not change. Because Tanner LC had been the auditor of Laser Corporation and was continuing as the independent auditor of the same entity, the Company believed there was no "change" to report. The auditors for BI Acquisitions, Inc., Haynie and Company, were not registered to perform audit work for publicly traded companies. Consequently, management of BI Acquisitions, Inc. determined to continue the engagement of Tanner. The Company recognizes, however, the reverse acquisition treatment and "change" in the auditor for BI Acquisitions, Inc. The Company will include a revised disclosure in its financial statement footnotes to this effect or file a Current Report on Form 8-K reflecting the auditor transition in October 2003 if the staff recommends either such action is prudent at this time.

      36. We note that the Company's consolidated financial statements include the operations of IDI from May 18, 2004 through December 31, 2004. We also note from your disclosure on page F-11 that you held a 60% majority voting interest in IDI since the commencement of the April 2003 stock purchase agreement. Advise us on how IDI was accounted for in the Company's financial statements prior to May 18, 2004 and your basis in GAAP for your accounting treatment.

      Response: See Exhibit 2, Background - IDI and Exhibit 1, Questions 2 and
3.

      37. In the fifth paragraph you state that you accounted for the transaction with IDI as a purchase. Advise us what consideration was given to providing financial statements pursuant to Item 310(c) of Regulation S-B. In addition, advise us how you complied with the disclosure requirements in paragraph 54 of SFAS 141.

HOLLAND  &   HART                                        Ms. Elaine Wolff
                                                         September 2, 2005
                                                         Page 12


     Response:

     IDI was an unaudited entity with no significant sales and very few physical assets. The Company maintains that providing proforma information in the footnotes would not be meaningful, significant or material for the period from January 1 to the date of the transaction or the prior year.

Note 2 - Significant Accounting Policies
-----------------------------------------

Patents, page F-8
-----------------

      38. Advise us to why no amortization expense relating to the patents on the CodecSys technology was recognized for the year ended December 31, 2004 and for the period ending March 31, 2005 within Form 10-QSB. In addition, provide your basis for using a 15 year life in light of your disclosures on page F-13 that CodecSys is an unproven technology with uncertainty regarding whether the technology will be commercially sustainable.

      Response: Broadcast International has filed several patents in the United States and foreign countries since obtaining the rights to the technology. To date, only Singapore has granted patent rights. The Company is in the final stages of patent registration with two other foreign countries and expects to receive registration status in the immediate future. While the Company is unsure whether it can develop the technology in order to obtain the full benefits, the Company believes that the patents themselves hold value for at least the amount reflected in the balance sheet and could be sold to those entities with more resources to complete the development. Accordingly, the Company has assigned a 15 year life consistent with the life of patent. The amortization of the Singapore patent was not recorded in the first quarter. Amortization on the Singapore patent (as it is the only patent granted) would be $80 and was not booked as it was immaterial.

Revenue Recognition, page F-10
-------------------------------

      39.    Refer to the Results of Operations Section within MD&A on page
14. We note that revenue within fiscal year 2004 consisted of sales of equipment, license fees, and installation and service revenue. For each revenue stream, advise us how your revenue recognition policy complies with SAB Topic 13A3 and EITF 00-21. Specifically address how you account for the one-time revenues generated from the installation of satellite receivers and the timing in which these amounts are recognized when you are obligated to provide additional monthly services.

     Response: For revenue recognition purposes, Broadcast International's customer base can be divided into three groups as shown below:

HOLLAND  &   HART                                        Ms. Elaine Wolff
                                                         September 2, 2005
                                                         Page 13

------------------------------------------------------------------------------
                                         Equipment &   License,
                                         Installation  Service &    Total
                                         Sales         Other Fees   Revenue
---------------------------------------- ------------- ----------- -----------
Client Group 1 - No Equipment Sales                 0   2,510,430   2,510,430
Client Group 2 - Only Equipment Sales       1,333,852           0   1,333,852
Client Group 3 - Combined Services            303,374   1,238,001   1,541,375
---------------------------------------- ------------- ----------- -----------

         TOTAL                              1,637,226   3,748,431   5,385,657
---------------------------------------- ------------- ----------- -----------

Customer A                                     69,129     780,000     849,129
Customer B                                     18,090      38,025      56,115
Customer C                                    216,154     419,976     636,130
---------------------------------------- ------------- ----------- -----------

         TOTAL                                303,374   1,238,001   1,541,375
---------------------------------------- ------------- ----------- -----------

Group 1 represents customers that require no equipment to be installed or provided by Broadcast International. Revenue for customers in this group with service agreements over multiple periods is recognized evenly over the length of the agreement. Group 2 represents customers with no long-term service agreements with revenue recognized as individual sites are installed or as projects are completed. Group 3 represents customers with on-going service agreements where equipment has been sold or installed. In all cases, any equipment provided by Broadcast International was added to an existing network and immediately became the property of the client.

Customer A provides its own equipment and manages the content and use of its own network. Broadcast International provides installation coordination and help desk services for a contracted amount. On-site visits by a technician are additional charges. In accordance with EITF 00-21 and SAB Topic 13A3, the Company has accounted for the installation coordination and help desk services and the on-site visits as separate units of accounting as they 1) each have value on a standalone basis as Broadcast International sells these items separately, and 2) there is objective and reliable evidence of the fair value for each separate unit of accounting. Revenue for the contracted amount (installation coordination and help desk services) has been recognized evenly over the contracted period, and the individual site visits have been recognized in the period they occurred.

Broadcast International provides equipment and installation, uplink and network management for Customer B. In accordance with EITF 00-21 and SAB Topic 13A3, the Company has accounted for the equipment and installation, and the uplink and network management as separate units of accounting as they

HOLLAND  &   HART                                        Ms. Elaine Wolff
                                                         September 2, 2005
                                                         Page 14


1) each have value on a standalone basis as Broadcast International sells these items separately, and 2) there is objective and reliable evidence of the fair value for each separate unit of accounting. Revenue is recognized and billed to the client on a broadcast by broadcast basis for the uplink and network management services, and individual site installations (equipment and installation) have been recognized in the period they occurred.

Customer C is a retailer with approximately 1,200 owned stores within the United States. Broadcast International had a 2-year contract with Customer C with an initial term that expired on December 31, 2004. Because the contract term expired in 2004, the Company believes all revenue associated with Customer C would be recognized in 2004. On December 14, 2004 the customer signed an extension for one year expiring on December 31, 2005. This client broadcasts corporate programming from its studio at the corporate headquarters. The studio and individual site equipment were installed by the provider prior to Broadcast International. Broadcast International provides uplink, network management and production assistance, as well as individual site coordination for service and installation for a contacted amount.
On-site visits by a technician are additional charges. Of the $216,154 listed above as installation and equipment sales, approximately $31,326 was for studio equipment (equipment only) for the customer's corporate headquarters, which was unrelated and outside the scope of the services agreement with the customer. The balance of the revenue included in equipment and installation consisted of $75,510 for new installations (equipment and labor) and $109,318 (equipment and labor) for repair parts and maintenance for existing sites and site-moves associated with the relocation of customer stores. All new site installations immediately become the property of the customer and all on-site visits were performed by independent third-party technicians with the associated costs recognized in the same periods as the revenue.

In accordance with EITF 00-21 and SAB Topic 13A3, the Company has accounted for the installation coordination and help desk services and the on-site visits as separate units of accounting as they 1) each have value on a standalone basis as Broadcast International sells these items separately, and
2) there is objective and reliable evidence of the fair value for each separate unit of accounting. Revenue for the contracted amount (uplink, network management and production assistance, as well as individual site coordination for service and installation) has been recognized evenly over the contracted period, and individual site visits have been recognized in the period they occurred.

HOLLAND  &   HART                                        Ms. Elaine Wolff
                                                         September 2, 2005
                                                         Page 15


Note 5 - Investment in Interact Devices, Inc (IDI), pages F-11- F-13
--------------------------------------------------------------------

Streamware Solutions AB, page F-12
----------------------------------

      40. We note that you have issued stock and stock options to Streamware Solutions AB, which resulted in a research and development expense of approximately $10 million. Explain to us how the settlement or renegotiation of certain license agreements meets the definition of research and development under SFAS 2 and FIN 4. In addition, please advise us how you determined the fair value of the equity instruments issued and your consideration of SFAS 123 in determining these values.

      Response: See Exhibit 2, Background-Streamware and Exhibit 1, Questions 4, 5 and 6, for background information and also how Broadcast International considered SFAS 123 and used the Black Scholes option pricing model to compute the value of the options.

      Also, in considering SFAS 2 and FIN 4, Broadcast International believes that the technology acquired requires further development to be economically viable, and that the technology appears to meet the definition of typical R&D activities listed in SFAS 2 paragraph 9. In SFAS 2 paragraph 11c (and as referred to in FIN 4 paragraph 5), "the costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred." As the technology is unproven and uncertainty exists regarding whether the technology will be commercially sustainable, Broadcast International believes that the most appropriate treatment of the R&D amount is to expense it.

Assumption and Consolidation of IDI, page F-12
----------------------------------------------

      41. We note that the Company issued to the creditors of IDI approximately 111,842 shares of common stock of the Company, valued at approximately $682,222. In relation to this transaction and any other costs incurred by your Company for the settlement of IDI's bankruptcy proceedings, tell us the consideration given to SFAS 15.

      Response:

      Broadcast International does not believe SFAS 15 applies. Broadcast International believes that, as described in Exhibits 1 and 2, unproven technology was acquired by purchasing IDI and the technology it held. The liabilities assumed as part of the bankruptcy proceedings were considered in the purchase accounting of the technology, and the subsequent payment of $682,222 of the

HOLLAND  &   HART                                        Ms. Elaine Wolff
                                                         September 2, 2005
                                                         Page 16


liabilities with 111,842 shares of common stock were accounted for as a debit to assumed liabilities and a credit to common stock and additional paid in capital, or a non-cash payment of a portion of the assumed liability.


IDI Co-Founders Settlement, page F-13
--------------------------------------

      42. Advise us why you characterized the cash payment of $90K and issuance of stock options of $1.1 million to the co-founders of IDI as research and development in process. To the extent these amounts were settlements related to the bankruptcy proceedings explain how this expense meets the definition of R&D in SFAS 2.

      Response:

      The cash and stock options were a cost to acquire the IDI technology; please refer to our response to comment number 40 above.

Summary, page F-13
------------------

      43. Given the entire purchase price of IDI and related transactions with Streamware was allocated to in-process research and development, tell us what consideration was given to disclosing the following:

      . Fair value of the research and development project and the appraisal method used to value the CodecSys project. Note that under FIN 4 and SFAS 141 the amount charged to expense for research and development should be based on the fair value of the acquired R&D.
      . Nature, timing and estimated costs of the efforts necessary to complete this technology and the anticipated completion dates.
      .   Whether the technology has alternative future use.
      . Reconciling your discussion to clarify how you determined the CodecSys project represents research and development activities given you have generated sales from this product.

      Response:

      . Much of the value of the recorded research and development expense is based on the fair value of the shares of common stock paid based on the closing price on the date of the transaction, and also the fair value of the common stock options granted from Black Scholes option-pricing model calculations based on assumptions used as shown in Exhibit 2, Questions 4, 5 and 6. The Company has used the fair value of equity instruments (and other amounts, such as liabilities assumed) paid for the technology as the basis for the fair value of the acquired R&D, as the fair value of the equity instruments appears to be more readily calculated amount than the fair value of the acquired R&D.

HOLLAND  &   HART                                        Ms. Elaine Wolff
                                                         September 2, 2005
                                                         Page 17


      . The nature, timing and estimated costs of the efforts necessary to complete this technology and the anticipate completion dates are not currently known. The Company has recently raised $3,000,000 in capital, in most part to further development of the technology.

      . In considering SFAS 2 and FIN 4, and whether or not any alternative future uses exist for the technology, Broadcast International believes that the technology requires further development to be economically viable. As the technology is unproven and uncertainty exists regarding whether the technology will be commercially sustainable, Broadcast International believes that the most appropriate treatment of the R&D amount is to expense it. Broadcast International believes that any future uses of the technology are uncertain and do not rise to a sustainable enough use to capitalize the amounts. The Company does not believe the technology has reached feasibility and therefore all costs have been expensed.

      . The amount of sales generated to date from the CodecSys technology has been minimal and sporadic, as the technology is in a limited useful state. Additionally, the Company is still evaluating the capabilities and applications for the future. It is certain that additional development costs will be incurred before the technology will be available in a product form or ready for commercial licensing.

Note 6 - Long Term Obligations, page F-14
-----------------------------------------

Convertible Line of Credit Promissory Note, page F-14
-----------------------------------------------------

      44. Tell us the consideration given to providing the disclosures required by paragraph 7 of EITF 98-5 in accounting for the beneficial conversion feature of the Company's convertible line of credit. In addition, explain why you have not accrued the 6% interest expense related to the note. Given the conversion is outside of your control, tell us your basis in GAAP for not recording a liability for this interest.

      Response: EITF 98-5 paragraph 7 states that "the issuer should disclose in the footnotes to its financial statements the terms of the transaction, including the excess of the aggregate fair value of the instruments that the holder would receive at conversion over the proceeds received and the period over which the discount is amortized." Broadcast International inadvertently omitted the

HOLLAND  &   HART                                        Ms. Elaine Wolff
                                                         September 2, 2005
                                                         Page 18


disclosure in its footnotes of the excess of the aggregate fair value of the instruments that the holder would receive at conversion. This information will be incorporated into and disclosed in future financial statements filed with the Commission. Please inform us as to whether this will be adequate or if you require further action.

      The discount on the convertible line of credit and amortization of the discount was not recorded; the value of the beneficial conversion feature was expensed immediately. The Company believes the difference in immediately expensing the beneficial conversion feature, and recording a discount that is amortized is an immaterial amount to the financial statements taken as a whole. Please inform us as to whether this is adequate or if you require further action.

      Regarding the 6% interest rate that has not been recorded into expense and an accrued liability, Broadcast International has referred to SFAS 5, paragraph 3 to support its position. Broadcast International believes that the likelihood of the payment of accrued interest is remote. The $1.00 conversion price of the debt is below the market price of the common stock of Broadcast International by approximately $2.00-$4.00 over time, and has always been "in-the-money" by a substantial amount. Additionally, the two note holders have consistently converted debt obligations in the past and have indicated their preference to convert the remaining debt in the future. Based upon the agreement, at the time of conversion, any accrued interest is forgiven. Based on the historical experience, the conversion rate that has always been "in-the-money" by a substantial margin, and the indicated preference of the note holders to continue to convert the convertible line of credit into shares of common stock, Broadcast International believes that any accrued interest and payment has a remote possibility and is therefore not accrued.

The Company believes that it has responded fully to the staff's comments. If, however, you have any questions concerning any of the foregoing responses or desire additional information, please do not hesitate to call me at (801) 595-7808.
Sincerely,

/s/ David G. Angerbauer

David G. Angerbauer
of Holland & Hart LLP


Enclosures

cc:
Mr. Rodney M. Tiede
Mr. Reed L. Benson, Esq.
Mr. Randy Turner

                            EXHIBIT 1


September 21, 2004

Mr. Robert K Herdman
Chief Accountant
Office of the Chief Accountant
Securities & Exchange Commission
450 5th Street, N.W.,
Washington, D.C. 20549-1103
Fax: 202-942-9656
E-mail:  oca@sec.gov

Re: Broadcast International, Inc., File No. 000-13316- Pre-Filing Clearance regarding the proposed recording of shares of the company's common stock issued for 1) patent-pending technology license rights, and 2) for shares of preferred stock in another company.

NOTE: This is a follow up response to our letter dated June 29, 2004. Based on conversations with the SEC, further accounting literature we researched, and additional information and analysis, we now believe that the proper accounting for the stock and stock options issued to Streamware transaction is treatment as a contract alteration and current expense.

QUESTION TO THE SEC / OCA: Do you agree with the treatment of the stock and stock options issuances as a contract alteration as presented in this letter?

Supplemental information following telephone conference of August 9, 2004 regarding the above. Additional information was requested concerning the following issues.

1.    Is Interact Devices, Inc. ("IDI") a Business as defined by EITF 98-3?

Response. IDI has never had any more than minimal revenues from sale of products or from any other source. It has only been a technology development company with the goal of incorporating its technology into products that could be sold to businesses and consumers. To date it has not been able to complete commercially deliverable products. We therefore consider IDI not to be a business within the definition included in EITF 98-3.

   Step 1 under EITF 98-3 - the set of items obtained includes an intangible asset (technology)
   Step 2 - The set does not include: employees, business processes, ability to access customers (no commercially available products yet)

   Step 3 - Broadcast International (BI) concludes that the missing elements taken as a whole are more than minor because they cannot be easily obtained and would require significant cost to obtain.
Conclusion - The set is not able, on a stand-alone basis, to continue normal operations and sustain a revenue stream and, therefore, is not a business.

2. Why wasn't IDI consolidated with Broadcast International, Inc after the April 2003 acquisition of voting control of IDI?

Response. In April 2003, BI entered into an agreement to purchase approximately 25% of the issued and outstanding stock of IDI from three founders of IDI. At that time BI owned approximately 7% of the IDI outstanding stock. In addition to the stock being purchased, BI acquired voting rights for a finite period of two years to the stock of the founders not purchased, which gave BI the right to vote approximately 57% of the issued and outstanding common stock even though it only actually owned 32%. After the two year period, the voting rights on the shares not owned would be returned to the original owners, unless BI had opted to actually purchase the additional 25% of the stock. IDI was also in Chapter 11 bankruptcy. Control was deemed to be temporary and therefore IDI was not consolidated. From that time until the completion of the IDI bankruptcy, BI never actually owned more than 50% of the issued and outstanding common stock of IDI.

3. Was Fresh Start Accounting used for IDI? If it was not used, should it have been used?

Response. During the bankruptcy all accounting for IDI was subject to the Bankruptcy court and all reports were properly and timely filed. Following the Bankruptcy Court and creditor approval of the Plan of Reorganization as of May, 2004, fresh start accounting has been used and BI will roll forward the valuation of the assets as of that date (valuations were obtained just prior to IDI entering Chapter 11). Thus, the Company plans to use the rolled-forward valuation of IDI as the organizational value for IDI in using Fresh Start Accounting. Subsequent to May 2004, BI owned and controlled approximately 80% of the issued and outstanding stock of IDI and has included its operations in consolidated financial statements.

4. Why has the issuance of stock and stock options in exchange for the termination of Streamware Solutions, AB technology license rights been recorded as an expense?

Response. The Company has taken the position that the issuance of stock and stock options in order to terminate certain of Streamware's license rights should be recorded as an expense because this transaction represents costs to terminate or alter the license rights contract. Also, we believe that to record the transaction otherwise could be misleading to a reader of the financial statements. The technology, which is the subject of the License and is referred to as CodecSys, was already owned and licensed in part by BI before the subject transaction took place. The termination merely cleared up a dispute as to certain geographical areas in the technology could be exploited and clarified other terms and conditions of the Streamware license. Further, treating the issuance of the stock as the acquisition of an intangible asset may give rise to write offs in the future related to the intangible asset. The current status of the CodecSys technology is that there have been only few sales of the products embodying the technology. There is a great deal of development that needs to be completed before any sales of the product can commence in a commercial fashion. Using accepted methods of evaluating the recoverability of an asset at BI's next audit at the end of the year would certainly result in an impairment write off of most, if not all, of the asset value at that time. At this time with the current funding of the Company there is no possibility that the Company will have sufficient resources to complete technology and product development to enable the Company to begin sales of products using the technology. At this time there is no certainty that the Company will ever be able to deliver enough sales to justify keeping an intangible asset on the books using standard valuation practices. With that in mind the Company has taken the position that it is most proper to expense transaction as a contract termination.

5. Does the reacquisition of contract rights from Streamware fall within EITF 04-1?

Response. The Company does not believe that EITF 04-1 is applicable to the Streamware transaction because the Company does not believe that a business combination is involved. We believe that the Streamware transaction represents an alteration of existing license rights and not a business combination as we do not obtain any assets, liabilities, business processes or customers of Streamware in the transaction. The Streamware preferred stock that was acquired by the Company in this transaction appears to have little value. The most recent Streamware audited financial statements (as of the year ended August 31, 2003) indicated that Streamware has less than $75,000 in assets (other than its investment in IDI), limited revenues (less than $80,000) and liabilities in excess of $450,000. These facts lead us to believe that the Streamware stock held by the Company should not be valued and carried on the Company's balance sheet. Further, the substance of the transaction was the termination of the license rights, and the acquisition of the Streamware stock was merely a by-product of the transaction.

EITF 04-1 appears to recommend that a business combination between two parties that have a preexisting relationship should be evaluated to determine if a settlement of a preexisting relationship exists. The Task Force observes that a business combination between two parties that have a preexisting relationship could be viewed as a multi-element transaction with one element being the business combination and the other element being the settlement of the preexisting relationship. However, as we do not believe that a business combination is involved, we do not believe that EITF 04-1 applies to the Streamware transaction.


6. Why didn't BI expense its original investment in IDI at the time of investment?

Response. At the time that the initial investment was made in IDI, BI had no control over the use of the funds as it only purchased preferred stock in IDI which would have equated to approximately 7% of the voting stock of IDI. At the time that IDI filed bankruptcy, BI fully reserved the investment on the assumption that little if anything would come to the Company following the bankruptcy.

7.    Summary of Accounting Treatment

Stock Purchase and Option Grant Agreement

   Streamware purchased 187,500 shares of common stock at $2.00/share, and Streamware received 1,312,500 stock options

                                        Debit         Credit
                                        -------      --------

Cash                                    375,000

General & Admin. Expense (1)            375,000

Common  Stock                                           9,375

Additional paid in capital                            740,635

General & Admin. Expense (2)            800,432

Additional paid in capital                             800,432


(1) Represents the difference between the $2.00 per share purchase price and the $4.00 per share trading price on the date of purchase of the 187,500 shares.

(2) Represents the value of the 1,312,500 options granted using the Black-Scholes formula on the date of grant. The options are exercisable at $4.50 per share of common stock, are immediately exercisable and expire two years after effective date (February 6, 2004). The Company used a 0 dividend yield, risk free interest rate of 1.28% as of February 6, 2004 (representing the one-year treasury constant maturity US government security interest rate obtained from http://www.federalreserve.gov/releases/h15/data/wf/tcm1y.txt), a volatility of 48.74%, and an expected life of one year. The fair value of these options was calculated as approximately $.61 each. A detailed calculation of this amount is available upon request.

Stock Issuance and Option Grant Agreement

The Company will issue to Streamware 1,000,000 shares of the Company's common stock as well a granting Streamware an option to purchase 1,500,000 shares of the Company's common stock at $4.50 over the next two years, immediately exercisable. The Company receives shares of Streamware preferred stock totaling 19.5% of the issued and outstanding shares of Streamware.

                                                   Debit          Credit
                                                  -----------   ---------
Investment in Streamware (19.5%) (6)                      0

Expense (7)                                       9,052,587

Common stock (0.05 par value) (8)                                  50,000

Additional paid-in capital - value of stock (8)                 5,950,000

Additional paid-in capital - value of options (9)               3,052,587

(6) Based upon the August 31, 2003 Streamware audited financial statements obtained by the Company (noted above), the Company has determined that no fair value appears to reside in the Streamware preferred shares.

(7) As the shares of common stock and stock options issued to Streamware represent payment for a contract alteration, the Company believes that the appropriate accounting treatment is to expense the fair value of the consideration paid for the contract alteration.

(8) Represents the fair value of the 1,000,000 shares of the Company's common stock issued to Streamware pursuant to the Stock Issuance and Option Grant Agreement. The Company valued the shares of common stock as of May 18, 2004, the date that the bankruptcy court confirmed the Debtor's Plan of Reorganization, using the closing stock price of $6.00 obtained from www.yahoo.com.

(9) Represents the fair value, as calculated using a Black-Scholes option pricing model, of the 1,500,000 options to purchase the Company's common stock granted to Streamware pursuant to the Stock Issuance and Option Grant Agreement. The options are exercisable at $4.50 per share of common stock, are immediately exercisable and expire two years after effective date (May 18, 2004). The Company used a 0 dividend yield, risk free interest rate of 1.83% as of May 21, 2004 (representing the two-year treasury constant maturity US government security interest rate obtained from http://www.federalreserve.gov/releases/h15/data/wf/tcm1y.txt), a volatility of 52.09%, and an expected life of one year. The fair value of these options was calculated as approximately $2.04 each. A detailed calculation of this amount is available upon request.

Assumption of IDI liabilities upon the June 17, 2004 acceptance of IDI's Debtors Plan of Reorganization, effective June 17, 2004


                                                      Debit         Credit
                                                 -------------   ------------

Investment in IDI subsidiary (approx) (3)             60,000

Technology / license rights (approx) (4)           1,471,862

Liabilities assumed by the Company from IDI (5)                   1,066,773

Note receivable from IDI (3)                                        377,821

Accrued interest on IDI note receivable (3)                          27,268

Additional paid-in-capital (approx) (3)                              48,000

Minority Interest (approx) (3)                                       12,000

(3) The business valuation obtained prior to IDI's entry into Chap 11 bankruptcy was approximately $60,000. The Company plans to update this amount after finalizing the detail of any assets (computers, etc.) that were not transferred to the Company. The approximate minority interest in IDI is 20%. We further note that the Company's Note receivable from IDI and associated accrued interest was written off pursuant to the terms of the bankruptcy, and the Company will treat this cash forwarded to IDI as an additional investment in the technology.

(4) We note that the majority of the fair value of this transaction is allocated to Technology / license rights as the Company is assuming IDI's liabilities pursuant to the Reorganization Plan in order to further assert its rights to the technology. Consistent with the provisions of SFAS No. 142, the Company will amortize this intangible asset over its finite life (associated patents pending), and also analyze the intangible for any impairment at December 31, 2004, the end of the Company's fiscal year.

(5) Represents the liabilities assumed by the Company from IDI pursuant to the Debtor's Plan of Reorganization. A detail of these liabilities was approved by the bankruptcy court and is available upon request.

SUMMARY

Based on conversations with the SEC, further accounting literature we researched, and additional information and analysis, we now believe that the proper accounting for the stock and stock options issued to Streamware transaction is to expense them as a contract alteration.

We hope that these responses can give you sufficient additional information to effectively guide us in the financial treatment described in our first letter. Thank you for your consideration of these issues.


                            Sincerely,
                            Broadcast International, Inc.

                            /s/ Randy Turner

                            Randy Turner
                            Chief Financial Officer

                            EXHIBIT 2



Broadcast International, Inc.
7050 Union Park Center #650
Midvale, UT 84047
Phone (801) 562-2252
Fax (801) 562-1773


June 29, 2004

Mr. Robert K. Herdman

Chief Accountant
Office of the Chief Accountant
Securities & Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549-1103
Fax: 202/942-9656
E-mail: oca@sec.gov


Re: BROADCAST INTERNATIONAL, INC., File No. 000-13316 - Pre-Filing Clearance regarding the proposed recording of shares of the Company's common stock issued for 1) patent-pending technology license rights, and 2) for shares of preferred stock in another company.


BROADCAST INTERNATIONAL, INC. ("Broadcast" or "the Company") submits this notification of proposed recording of shares of the Company's common stock issued for 1) the acquisition of patent-pending technology and 2) shares of preferred stock in another company, for SEC pre-filing clearance review for the Company's regular reporting requirement for the period ended June 30, 2004 and all subsequent periods.

Background - IDI

    In November of 2001 the management of the Company was introduced to Interactive Devices, Inc. (IDI). IDI claimed to have a new patent-pending technology which involved using multiple codecs (encoding algorithms) in a single file to create audio and video files for playback. The advantage of using this technology was that files could be transmitted and displayed at higher than traditional quality at lower transmission rates. IDI named this technology Liquid Intelligence, and the Company now names this technology CodecSys.

    The Company in December 2001 began to obtain geographical exclusive market licensing rights from IDI for this technology. Additionally, as the Company made payments for these licensing rights to IDI, the Company obtained convertible, preferred stock in IDI. Between December 2001 and March 2003 the Company had paid IDI and aggregate of $1,725,000 for exclusive licensing rights to specific geographic areas and preferred stock.

    As of March 31, 2003 the Company had recorded the above transactions in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" with the allocation of Investment in IDI $400,000 and Intangible licensing rights $1,325,000. On the September 30, 2003 quarterly financial statements and pursuant to the IDI Chapter 11 bankruptcy filed in October 2003 (see below), the Company impaired the entire $1,725,000. IDI had limited revenues, negative working capital and equity and losses from operating activities.

    In March 2003, the management of IDI notified the Company that IDI had exhausted all of its operating capital and was in the process of shutting down until additional funds could be obtained. At that time IDI had accumulated approximately $1.5 million dollars in debt from vendors, employees and other creditors. This debt was in the form of notes, which had become due, unpaid wages due to current and former employees and vendor accounts payable.

    In April 2003, the Company entered into a Stock Purchase Agreement with the three principal shareholders (also acting as the senior management) of IDI in which the Company paid $300,000 to secure an option to purchase three million shares of stock (one million from each of the three principals) on or before August 20, 2004. Additionally, pursuant to a voting trust agreement, the voting rights of the three principals related to the principals' remaining stock of approximately 3,392,000 shares were assigned to the Company. Immediately following this event the three principals resigned from the Board of Directors and as officers of IDI.

    The Company, with the voting rights of the three principals and the stock it had purchased, held a majority interest in IDI. The Company filled the three vacant seats on the Board of Directors (two seats of the 5 person Board remained with non-Company individuals) and the senior management positions with members of the Company's management team. As the Company did not assume the liabilities of IDI until the confirmation and dismissal of the Chapter 11 bankruptcy noted below, the Company did not consolidate IDI until June 17, 2004. The Company recorded on April 2003 an additional $300,000 investment in IDI using the cost method, which was then impaired effective September 20, 2003 along with the $1,725,000 mentioned above.

    Prior to the Company taking over the management of IDI, all employees except for 4 technology engineers were terminated. The Company began funding the continued development of the technology in the form a note receivable from IDI, which was exchanged for IDI stock as part the Chapter 11 Plan of Reorganization noted below.

    In September 2003, legal actions were commenced relating to past due notes and unpaid wages and on October 23,2003 filed for Chapter 11 Federal Bankruptcy protection. A Debtor's Plan of Reorganization was prepared in which the Company agreed to satisfy the debts of IDI by issuing approximately 120,300 shares of common stock of the Company and approximately $336,500 in cash paid over a 4 yr period to the creditors of IDI. In exchange for satisfying the debts of IDI the Company received approximately 50,127,200 shares of common stock of IDI. After returning the 3,000,000 shares of IDI stock to the three principals of IDI (by not exercising its purchase option) the Company will have accumulated approximately 51,426,700 shares of IDI stock representing approximately 79% of the total issued and outstanding stock of IDI. On May 18, 2004 the Plan was confirmed and on June 17, 2004 the case was dismissed. Effective June 17, 2004, the Company consolidated IDI.

Background - Streamware

    In April 2002, IDI entered into a Partner Agreement with Streamware Solutions, AB ("Streamware") a Swedish corporation, in which certain market licensing rights for Europe and Africa were granted to Streamware from IDI. In April 2003, when the management of the Company took over the management of IDI it was discovered that a possible conflict existed between the license rights
IDI had granted   the Company and the license rights IDI had granted
Streamware. Given the financial condition of IDI, the Company felt it was in its best interest to negotiate a new agreement with Streamware to clarify each company's respective rights and to further ensure the Company's rights to the Liquid Intelligence / CodecSys technology. New agreements were signed on February 6, 2004, while IDI was in Chapter 11 Bankruptcy. All agreements between the Company and IDI and the Company and Streamware, other than the stock sale for $375,000 described below, became effective on June 17, 2004 (date of bankruptcy dismissal). The terms of the agreements are provided below.

     License Agreement-Streamware's previous rights to the technology extended to all of Europe and parts of Africa, and were greater than the current rights under the new license agreement. Under the new license agreement between IDI and Streamware, Streamware now has limited exclusive rights (essentially in Scandinavia and certain existing customers of Streamware) through July 1, 2006 and certain non-exclusive rights (the rest of the world) through June 2014 from IDI to the technology. Streamware has the option to extend the exclusive rights for an additional two year term, and the license agreement (essentially the non-exclusive rights) can be mutually extended for an additional ten year term. Payment from Streamware to IDI (consolidated into the Company beginning June 17, 2004) is based upon sales activity (royalty payments).

     Stock Issuance and Option Grant Agreement- The Company will issue to Streamware 1,000,000 shares of the Company's common stock as well a granting Streamware an option to purchase 1,500,000 shares of the Company's common stock at $4.50 at any time during the next two years, immediately exercisable. The Company is to receive shares of Streamware preferred stock totaling 19.5% of the then issued and outstanding shares of Streamware.

     Stock Purchase and Option Grant Agreement- Shareholders of Streamware had the right to purchase up to 250,000 shares of the Company's common stock at the per share price of $2.00 per share, additionally, the Streamware shareholders also received options to purchase common shares of the Company common stock at the exercise price of $4.50 per share, at the rate of seven times the purchased shares (for each share purchased, the Streamware shareholders received options to purchase seven shares of common stock). On March 4, 2004, the shareholders purchased 187,500 shares for $375,000 and were granted 1,312,500 stock options.

     The Stock Issuance and Option Grant Agreement was contingent upon the Debtors Plan of Reorganization being accepted by the bankruptcy court. Therefore, as of March 31, 2004, the only financial transaction in the Company's form 10QSB was the shares of common stock purchased by Streamware. The Company had received $375,000 from the Streamware shareholders for the 187,500 shares of Company stock associated with the Stock Purchase and Option Grant Agreement and had included this transaction in the Company's for 10QSB for the period ending March 31, 2004 as follows:

Previously reported

                                                 Debit            Credit
                                             ------------      -----------
Cash                                           375,000

General & Admin. Expense (1)                   375,000

Common Stock                                                       9,375

Additional paid in capital                                       740,635

General & Admin.  Expense (2)                  800,432

Additional paid in capital                                       800,432

(3) Represents the difference between the $2.00 per share purchase price and the $4.00 per share trading price on the date of purchase of the 187,500 shares.

(4) Represents the value of the 1,312,500 options granted using the Black-Scholes formula on the date of grant. The options are exercisable at $4.50 per share of common stock, are immediately exercisable and expire two years after effective date (February 6, 2004). The Company used a 0 dividend yield, risk free interest rate of 1.28% as of February 6, 2004 (representing the one-year treasury constant maturity US government security interest rate obtained from http://www.federalreserve.gov/releases/h15/data/wf/tcm1y.txt), a volatility of 48.74%, and an expected life of one year. The fair value of these options was calculated as approximately $.61 each. A detailed calculation of this amount is available upon request.

As noted below in the Proposed Accounting Entries section, it appears that instead of debiting General & Admin. Expense for $1,175,432 for this transaction, that the Company should have debited an intangible asset of technology / licenses. The Company had initially considered that the shares of common stock issued below market value and the related options to purchase shares of common stock were considered additional compensation to Streamware for rescinding the previous Partner Agreement and entering into a new License Agreement. However, based on further review, it appears that the Company obtained additional technology and license rights pursuant to the rescinded Partner Agreement and new License Agreement. As such, it appears that the Company should have recorded the $1,175,432 as an intangible asset. See Propose Accounting Entries section below for the proposed restatement entry for the March 31, 2004 quarterly filing.

Authoritative pronouncements

Pursuant to SFAS No. 142, paragraph 9, an acquired intangible asset shall be initially recognized and measured based on its fair value. Pursuant to SFAS No. 141 paragraphs 5-6, the fair value for the acquired patent-pending technology appears to be properly based on the fair value of consideration given by the Company, namely the shares of common stock and options to purchase shares of common stock, as the fair value of the consideration given appears to be more readily determinable than the fair value of the consideration received by the Company, or the technology.

As the technology has patents-pending associated with it, pursuant to SFAS No. 142 paragraphs 11-13 and Appendix A, it appears that the technology has a finite useful life over which the fair value of the technology and associated patents should be amortized. The Company has assigned a residual value of $0 to the technology. Further, pursuant to paragraphs 14 and 15 of SFAS No. 142, the Company will annually review the technology for potential impairment and the potential need to revise the remaining useful life of the unamortized portion of the technology, or more frequently than on an annual basis if circumstances indicate a potential impairment.

Proposed accounting entries

Quarter ended March 31, 2004 Restatement Entry

    Based on the facts and circumstances, and the authoritative pronouncements, the Company proposes the following restatement adjustment as of March 31, 2004 for the issuance of common stock and options for increased license rights to the technology:

                                            Debit            Credit
                                        ----------        -----------
Technology / license rights              1,175,432

G&A expense                                                  375,000

G&A expense                                                  800,432

Quarter ended June 30, 2004 entries

    Based on the facts and circumstances, and the authoritative pronouncements, the Company proposes the accounting entries for the February 6, 2004 agreements, and the assumption of IDI liabilities upon the June 17, 2004 acceptance of IDI's Debtors Plan of Reorganization, effective June 17, 2004 to be included in the June 30, 2004 quarterly filing:

                                                     Debit            Credit
                                                --------------   ------------

Investment in IDI subsidiary (approx) (3)           93,125

Technology/license rights (approx) (4)           1,471,862

Liabilities assumed by the Company from IDI (5)                    1,066,773

Note receivable from IDI (3)                                         377,821

Accrued interest on IDI note receivable (3)                           27,268

Additional paid-in-capital (approx) (3)                               74,500

Minority Interest (approx) (3)                                        18,625

Investment in Streamware (19.5%) (6)                  XXX

Technology / license rights - to change (7)     9,052,587 less XXX

Common stock (0.05 par value) (8)                                     50,000

Additional paid-in capital - value of stock (8)                    5,950,000

Additional paid-in capital - value of options (9)                  3,052,587

(5) The approximate equity of IDI after the bankruptcy court's acceptance of the Debtor's Plan of Reorganization is $135,000. The approximate minority interest in IDI is 20%. The finalized amount of the equity will impact the amount of Technology / license rights recorded, as the fair value of this transaction (the Company assuming the liabilities of IDI pursuant to the Debtor's Plan of Reorganization) will be allocated between the Investment in IDI and the Technology / license rights. We further note that the Company's Note receivable from IDI and associated accrued interest was written off pursuant to the terms of the bankruptcy, and the Company will treat this cash forwarded to IDI as an additional investment in the technology.

(6) As mentioned above in tickmark (3), the amount of fair value allocated to Technology / license rights will change slightly when the approximate $135,000 of Investment in IDI is finalized. We note that a portion of the fair value of this transaction is allocated to Technology / license rights as the Company is assuming IDI's liabilities pursuant to the Reorganization Plan in order to further assert its rights to the technology.

(7) Represents the liabilities assumed by the Company from IDI pursuant to the Debtor's Plan of Reorganization. A detail of these liabilities was approved by the bankruptcy court and is available upon request.

(8) Upon determining the fair value of the 19.5% investment in Streamware, the Company will allocate this amount to an investment in Streamware, using the cost method of accounting. The Company is awaiting Streamware financial statements to substantiate the initial allocation of fair value to the investment in Streamware.

(9) As the Company entered into these agreements to assure its rights to the technology, it appears appropriate to allocate the fair value of the transaction to an intangible asset of Technology. When the amount of fair value to be allocated to the Investment in Streamware is determined, then the amount allocated to Technology will be adjusted accordingly. As noted above in the Authoritative Pronouncements section, the Company will account for this Technology asset as an intangible asset with a finite life pursuant to the provisions of SFAS No. 142. As such, the Company plans to use the remaining useful life of the associated patent (assumed to be 17 years upon issuance of the patent) to amortize the value of the technology, with a $0 residual value. The Company will annually review this amount for impairment and the appropriateness of the remaining useful life, or more frequently than annually if circumstances warrant.

(10) Represents the fair value of the 1,000,000 shares of the Company's common stock issued to Streamware pursuant to the Stock Issuance and Option Grant Agreement. The Company valued the shares of common stock as of May 18, 2004, the date that the bankruptcy court confirmed the Debtor's Plan of Reorganization, using the closing stock price of $6.00 obtained from www.yahoo.com.

(11) Represents the fair value, as calculated using a Black-Scholes option pricing model, of the 1,500,000 options to purchase the Company's common stock granted to Streamware pursuant to the Stock Issuance and Option Grant Agreement. The options are exercisable at $4.50 per share of common stock, are immediately exercisable and expire two years after effective date (May 18, 2004). The Company used a 0 dividend yield, risk free interest rate of 1.83% as of May 21, 2004 (representing the two-year treasury constant maturity US government security interest rate obtained from http://www.federalreserve.gov/releases/h15/data/wf/tcm1y.txt), a volatility of 52.09%, and an expected life of one year. The fair value of these options was calculated as approximately $2.04 each. A detailed calculation of this amount is available upon request.


     Broadcast has discussed the above-mentioned transaction with our independent certified public accountants, Tanner + Co. who, based on its review of current accounting guidance, the documentation provided by the Company and the representations of the Company's management, concurs that the Company has reasonable support to record the stock purchase and issuance agreement transactions as stated above. Further, Tanner + Co. concurs with the Company's decision to discuss the matters mentioned herein in advance with the SEC staff prior to filing financial statements for the period ending June 30, 2004.

Please contact me directly with questions or comments.

Very truly yours,
/s/ Randy Turner

Randy Turner
Chief Financial Officer
Broadcast International, Inc.
7050 Union Park Center #650
Midvale, UT 84047
Phone (801) 567-3259
Fax (801) 562-1773
Email: randy.turner@brin.com